

Mail Stop 3561

May 25, 2010

Ms. Aichun Li
Chief Financial Officer
Keyuan Petrochemicals, Inc. (f/k/a Silver Pearl Enterprises, Inc.)
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

> **Re:** **Keyuan Petrochemicals, Inc.**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed May 21, 2010**
> **File No. 0-51750**

Dear Ms. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Item 4.01 8-K Filed May 21, 2010

1. Please disclose in paragraph (a)(v) whether the board of directors discussed the reportable event with the former accountant and whether you authorized the former accountant to respond fully to inquiries of the successor accountant concerning the reportable event. Refer to Item 304(a)(1)(v) of Regulation S-K.

2. Please tell us whether the material internal control weaknesses identified in paragraph (a)(v) resulted in significant fourth quarter or other audit adjustments to your financial statements. If so, please provide us a summary of the adjustments and their impact on your annual and interim financial statements. In addition, please provide us with a copy of the SAS 112 letter issued by Hall.

3.   Please file an updated letter from The Hall Group, CPAs as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

        You may contact Lisa Sellars at 202-551-3348 if you have any questions. In her absence you may contact me at (202) 551-3344.

                                        Sincerely,

                                        William H. Thompson
                                        Accounting Branch Chief